UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	COMMISSION FILE NUMBER 001-11455

(Check One):
☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Shurgard Storage Centers, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1155 Valley Street

Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On January 8, 2004, the audit committee of the board of directors of Shurgard Storage Centers, Inc. (the “Company”) approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent accountant to audit its financial statements for the fiscal year ended December 31, 2003, and PwC was engaged pursuant to the audit committee’s approval. Deloitte & Touche LLP (“Deloitte”), the Company’s former independent auditor, notified the Company of its resignation on November 13, 2003. Deloitte’s resignation was reported on the Company’s Current Report on Form 8-K filed on November 20, 2003. Because Deloitte has advised the Company that it will not consent to the use of any of its prior audit reports in the Company’s future SEC filings, the audit committee of the Company’s board of directors has also engaged PwC to audit Company’s financial statements for the fiscal years ended December 31, 2001 and 2002. Despite PwC’s diligent efforts since January 8, 2004, it has been unable to complete the audit of the Company’s financial statements for the fiscal years ended December 31, 2001, 2002 and 2003. In addition, PwC has not commenced its review of the Company’s interim financial statements for the quarter ended March 31, 2004. Accordingly, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2004 by the deadline prescribed under Securities and Exchange Commission rules and regulations without unreasonable effort and expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.

David K. Grant, President and Interim Chief Financial Officer	(206)	624-8100
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes    ☒  No

For the reasons discussed above, the Company has not yet filed in annual report on Form 10-K for the fiscal year ended December 31, 2003. When PwC has completed its audit, we intend to file the Form 10-K.

In addition, when Deloitte resigned as the Company’s independent auditor on November 13, 2003, it had not completed its review under

Statement of Auditing Standards No. 100 (SAS 100) of the unaudited Consolidated Condensed Financial Statements for the period ended September 30, 2003. The interim financial statements contained in a Form 10-Q are required to be reviewed under SAS 100 by an independent public accountant pursuant to Rule 10-01(d) of the Securities and Exchange Commission’s Regulation S-X.

Consequently, the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 was filed without review. We intend to amend this Form 10-Q when the review is complete and will identify and discuss in that amendment any material changes from the unreviewed financial statements contained in the initial filing of this report.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shurgard Storage Centers, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2004	By:	/s/ David K. Grant

David K. Grant, President and Interim Chief Financial Officer